Exhibit (a)(5)(c)

Contact:

Brad W. Buss

Cypress EVP Finance & Administration and CFO

(408) 943-2754

Greenhill & Co., LLC

(415) 216-4115

Georgeson Inc.

(212) 440-9800

For Immediate Release

Cypress Semiconductor Extends Offer

to Acquire Ramtron International

All Antitrust and Regulatory Clearances Obtained

SAN JOSE, Calif., July 20, 2012 – Cypress Semiconductor Corporation (NASDAQ: CY) today announced that it has extended its tender offer to acquire all of the outstanding stock of Ramtron International Corporation (NASDAQ: RMTR) for $2.68 per share in cash to 5:00 p.m., New York City time, on August 3, 2012. The offer was previously scheduled to expire at 12:00 midnight, New York City time, on July 19, 2012. Cypress’s offer represents a 48% premium over Ramtron’s closing price of $1.81 per share on June 11, 2012, the day before Cypress publicly disclosed its offer for Ramtron. The all-cash offer is not conditioned on due diligence or financing.

In addition, Cypress today announced that the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to its acquisition of Ramtron has expired and that Cypress has received the necessary regulatory clearance pursuant to the German merger control laws. Cypress does not believe that any other regulatory approvals are necessary in connection with the acquisition.

Cypress continues to believe that its offer represents full and fair value and provides Ramtron’s stockholders with immediate liquidity at a substantial premium in a very volatile market.

“Ramtron’s contention that we have ‘bypassed’ its strategic review process—a process that exists only because of our prior offers—is simply untrue,” said T.J. Rodgers, President and Chief Executive Officer of Cypress. “We have repeatedly said that we prefer a negotiated transaction and have attempted to engage with Ramtron on numerous occasions. Ramtron continues to insist that Cypress agree to a ‘standstill’ and other restrictions that would impede our ability to pursue a transaction.”

Mr. Rodgers concluded, “Cypress remains committed to acquiring Ramtron, and we will pursue all necessary alternatives to complete a transaction.”

Greenhill & Co., LLC is acting as financial advisor to Cypress and dealer manager for the offer, and Wilson Sonsini Goodrich & Rosati, Professional Corporation, is acting as legal counsel.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC 1, PSoC 3, and PSoC 5 programmable system-on-chip families and derivatives, CapSense touch sensing and TrueTouch solutions for touchscreens. Cypress is the world leader in USB controllers, including the high-performance West Bridge solution that enhances connectivity and performance in multimedia handsets, PCs and tablets. Cypress is also the world leader in SRAM memories. Cypress serves numerous markets including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the Nasdaq Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Additional Information

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell common stock of Ramtron International Corporation (“Ramtron”). The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and related materials) filed by Cypress Semiconductor Corporation (“Cypress”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2012. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THESE AND OTHER DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and stockholders of Ramtron may obtain free copies of these and other documents filed by Cypress with the SEC at the SEC’s website (www.sec.gov). The Offer to Purchase, Letter of Transmittal and related materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc., at 212-440-9800 or toll-free at 866-219-9786.

Forward-Looking Statements

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding Cypress’s proposal to acquire Ramtron and the terms and conditions of such acquisition, each of which involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including the business and economic conditions and growth trends in the semiconductor industry and in various geographic regions; our ability to manage financial risk; and other factors listed in Cypress’s most recent reports on Form 10-K, 10-Q and 8-K. The information above speaks only as of the date of this release.

Cypress, the Cypress logo, PSoC, PowerPSoC, CapSense and West Bridge are registered trademarks and Cypress Developer Community, PSoC Creator and TrueTouch are trademarks of Cypress Semiconductor Corp. All other trademarks are property of their owners.